17009246

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanover Securities dba Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6410 Poplar Ave., Suite 320
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hanover

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 01 2017

Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HANOVER SECURITIES

OATH OR AFFIRMATION

I, John D. Hanover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments Inc., dba Hanover Securities, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Chairman & CEO
Title

LINDA D. HARRIS STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY
My Comm. Exp: 9-3-2018

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f)Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relation Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, o the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Stonewall Investments, Inc. dba Hanover Securities

We have audited the accompanying financial statements of Stonewall Investments, Inc. dba Hanover Securities (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplemental information. Stonewall Investments, Inc. dba Hanover Securities management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stonewall Investments, Inc. dba Hanover Securities as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Stonewall Investments, Inc. dba Hanover Securities financial statements. The supplemental information is the responsibility of Stonewall Investments, Inc. dba Hanover Securities management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama
February 28, 2017

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2016

(With Report of Independent Registered Public Accounting Firm)

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES

TABLE OF CONTENTS

DECEMBER 31, 2016

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH	$	611,692
ACCOUNTS RECEIVABLES		34,332
DEPOSIT – FINRA		597
TOTAL ASSETS	$	646,621

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES	$	69,276
LOAN FROM STOCKHOLDER		250,000
TOTAL LIABILITIES		319,276
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		335,810
Retained earnings (deficit)		(9,465)
Total stockholders' equity		327,345
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	646,621

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Commissions	$ 496,215
Interest Income	2,659
Total revenue	498,874
OPERATING EXPENSES	
Commissions	399,438
Advertising	18,668
Regulatory fees	13,546
Professional fees	43,803
General and administrative expenses	11,646
Total operating expenses	487,101
NET INCOME	$ 11,773

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE AT DECEMBER 31, 2015	$ 1,000	$ 82,210	$ (21,238)	$ 61,972
Capital Contribution		253,600		253,600
Net income	-	-	11,773	11,773
BALANCE AT DECEMBER 31, 2016	$ 1,000	$ 335,810	$ (9,465)	$ 327,345

See notes to the financial statements.

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$ -
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT END OF YEAR	$ -

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	11,773
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivables		(34,332)
Change in deposit – FINRA		(142)
Change in deposit – SIPC		115
Change in deposit – Interactive brokers		10,000
Change in accrued expenses		69,276
Net cash provided by operating activities		56,690
FINANCING ACTIVITIES		
Loan from Stockholder		250,000
Additional Paid-in Capital		253,600
Net cash provided by financing activities		503,600
NET INCREASE IN CASH		560,290
CASH AT BEGINNING OF YEAR		51,402
CASH AT END OF YEAR	$	611,692

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Stonewall Investments Inc. dba Hanover Securities (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for Institutional and retail customers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Accounting for Securities Transactions and Other Activity

Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Taxes on Income

No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2016, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2015. Years December 31, 2013, and subsequent remain subject to audit by taxing authorities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Subsequent Events
The Company has evaluated subsequent events through February 28, 2017, the date which the financial statements were available to be issued.

Recently Issued Accounting Pronouncements
In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS").

The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2017. Early application is permitted only as of Annual reporting periods beginning after December 15, 2016. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

"In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The effective date of this ASU is January 1, 2017. The adoption of this ASU is not expected to have a material impact to the financial statements of the Company."

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2016, the Company had net capital of $326,748 which was $305,463 in excess of the required net capital of $21,285. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $319,276 at December 31, 2016. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

3. RELATED PARTY TRANSACTIONS

The Company currently has an amount payable upon demand to a stockholder of the Company in the amount of $250,000 at December 31, 2016. The loan from the stockholder does not bear any interest and does not have a maturity date.

SUPPLEMENTARY INFORMATION

SCHEDULE I
STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2016

Net Capital	
Total stockholders' equity	$ 327,345
Less deductions and/or charges	597
Net Capital	$ 326,748
Total aggregate indebtedness	$ 319,276
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 21,285
Excess net capital	$ 305,463
Ratio: Aggregate indebtedness to net capital	97.7%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2016, as filed on January 26, 2017.

See accompanying report of independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Stonewall Investments, Inc. dba Hanover Securities

We have reviewed management's statements, included in the accompanying Stonewall Investments, Inc. dba Hanover Securities Exemption Report, in which (1) Stonewall Investments, Inc. dba Hanover Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments, Inc. dba Hanover Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stonewall Investments, Inc. dba Hanover Securities stated that Stonewall Investments, Inc. dba Hanover Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments, Inc. dba Hanover Securities management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments, Inc. dba Hanover Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 28, 2017

HANOVER SECURITIES

The Exemption Report

The following statements are made to the best knowledge and belief of John D. Hanover as FinOp for Stonewall Investments, Inc. dba Hanover Securities:

I, John D. Hanover, as the FinOp for Stonewall Investments, Inc. dba Hanover Securities, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2016 without exception.

John D. Hanover

2/28/2017

Date